Contact

www.linkedin.com/in/kylekingma
(LinkedIn)
www.nativis.com/ (Other)

Top Skills

Financial Modeling
Health Insurance
Equity Valuation

Languages

Spanish

Kyle Kingma

Financial Officer at EMulate Therapeutics
Issaquah, Washington, United States

Summary

As my career history makes clear, I'm a dedicated professional with a breadth of experience and skills, including financial planning and analysis, auditing, operational and business development, capital and operating budget management, convertible debt and equity instruments, and cash flow analysis.

I am a seasoned leader in accounting and finance policy, operational development, business information technology, the design and implementation of business process improvements, while simultaneously carrying out the day-to-day responsibilities of multiple departments. Repeated success serving in an executive-level capacity while reporting to senior management and a sophisticated Board of Directors.

Furthermore, I've attained repeated success serving in an executive-level capacity while reporting to senior management and a Board of Directors.

A small sample of my career accomplishments includes:

• I have overseen the financial close and final preparation of financial statements, ensuring compliance with GAAP, SEC regulations, and other industry standards. My experience includes managing audits and implementing internal controls.
• Personally participated in the drafting of Form S-1 for public listing on the Nasdaq stock exchange.
• Independently tracked and issued more than 500 individual debt and equity transactions, demonstrating exceptional attention-to-detail and a commitment to accuracy.
• Proactively detected, analyzed, and removed complex technical issues through reliable knowledge of generally accepted accounting principles (GAAP).
• Extensive experience in reviewing and executing on contract negotiations while playing an essential role in raising over $45M.

Please reach out if you're looking to network with fellow industry leaders!

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Experience

EMulate Therapeutics, Inc.
15 years 11 months

Principal Financial and Accounting Officer & General Manager - Subsidiaries
August 2022 - Present (3 years 2 months)
Bellevue, Washington, United States

Senior Vice President of Finance & General Manager - Subsidiaries
April 2022 - August 2022 (5 months)
Bellevue, Washington, United States

Vice President Finance & IT Manager
May 2019 - April 2022 (3 years)
Seattle, WA

Chief Accountant & IT Manager
October 2014 - May 2019 (4 years 8 months)
Seattle, WA

9+ years of experience as the head of finance for a development stage biotechnology company. Responsible for all aspects of the finance, information technology, and administrative departments, I readily work in and coordinate with any aspect of the business.

Experienced in various areas of finance and accounting including, but not limited to: capital and operating budgets, financial analysis and planning, financial statements and reporting, accounting policies and procedure, cash flow analysis, taxes, auditing, convertible debt and equity instruments, and business process improvements.

The Chief Accountant is responsible for maximizing return on financial assets by working closely establishing financial policies, procedures, controls, and reporting systems.

The IT Manager is responsible for planning, implementing, and managing all non-laboratory information technology related activities of the company. This includes direct responsibility for technology infrastructure, internet accessibility, wireless accessibility, IT controls and policies, and troubleshooting.

Is responsible for all aspects of financial planning, budgeting, cash flow, investment priorities, and other financial or operational policy matters

Serves as the management liaison to the board and audit committee; effectively communicates and presents critical financial matters to Officers and at board of directors and committee meetings

Contributes to the development of Nativis strategic goals and objectives

Represents Nativis externally, as necessary, particularly in banking and other financial matters

Financial Controller and Manager of Information Technology
November 2009 - October 2014 (5 years)
Seattle, WA & San Deigo, CA

Design, implement, and monitor financial reporting including, but not limited to, daily journal entry, internal controls, transaction processing, budgeting & budget to actual analysis, and annual financial reporting requirements, policies, and procedures within Generally Accepted Accounting Principles.

Manage data entry and transaction processing staff while actively reporting to executive level management.

Participate in strategic planning and implementation discussions while providing insight into budgeting and cash management.

Manage data and information systems, implementing new hardware and software solutions for both previously existing issues and perceived efficiencies.

Act as an internal technology support department for daily information technology issues.

McGladrey & Pullen
Senior In-Charge
May 2008 - November 2009 (1 year 7 months)
Seattle, WA

Scheduled, conducted and organized audits of full complexity for conformity with policies and procedures within Generally Accepted Auditing Standards.

Performed in-charge responsibilities including budgeting, team management, and project leadership.

Managed teams of varying size through the implementation of detailed assignments and progress tracking for effective completion.

Served as a source for questions and instruction to lower level staff.

Primary industry focus in Information Technology and Manufacturing, Wholesale, and Distribution, working with a variety of public, private, and international companies.

Identified, researched and resolved technical accounting issues, using firm resources and applying GAAP.

Wrote and presented complex audit reports based on applied GAAP research.

Checked audit reports and workpapers created by other auditors.

Provided training and supervision to new auditors.

IDEA data manipulation software suite Champion for local office economic unit.

KPMG
Audit Associate II
August 2006 - May 2008 (1 year 10 months)
Seattle, WA

Primary industry focus in real estate and not-for-profit, working with a variety of public, private, and international companies.

Identified, researched and resolved technical accounting issues, using firm resources and applying GAAP.

Experience working on gift-in-kind revenue recognition issues.

Analyzed and reviewed client's operations, financial results, and internal controls for the purpose of identifying financial and operational control effectiveness in relation to compliance with GAAP.

Experience working in a fast-paced environment and meeting crucial deadlines.

Industry involvement in education, real estate, healthcare and not-for-profit organizations.

Tableau Software
Operations
August 2005 - July 2006 (1 year)
Seattle, WA

Aided in preparation of financials for 2006.

Experience working through a new product release involving the coordination of the development, operations, finance, and marketing departments.

Gained valuable knowledge of the operations of a high-tech company

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Education

Seattle Pacific University
Bachelor of Arts (BA), Accounting and Information Technology · (2002 - 2006)